Giovanni Caruso
Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

Via Edgar

September 17, 2021

Jay Mumford

Sherry Haywood

Division of Corporation Finance

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	8i Acquisition 2 Corp.
Registration Statement on Form S-1, as amended
Correspondence Filed August 27, 2021
File No. 333-256455

Dear Mr. Mumford and Ms. Haywood:

On behalf of our client, 8i Acquisition 2 Corp., a British Virgin Islands corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated September 3, 2021 (the “Comment Letter”) regarding correspondence filed on August 27, 2021 with regard to the Company’s Registration Statement on Form S-1, as amended.

Contemporaneously, we are filing Amendment No. 3 to the Form S-1 via Edgar (the “Amended S-1”).

For ease of reference, the comment contained in the Comment Letter is reproduced below and is followed by the Company’s response.

Correspondence dated August 27, 2021

General

Comment: We note the changes to the bylaws made in response to receiving our comment letter dated August 26, 2021. Please revise the prospectus disclosure to indicate specifically and prominently (e.g., prospectus cover page) that the SPAC will not complete its initial business combination with a target that is headquartered China (including Hong Kong and Macau) or conducts a majority of its business in China (including Hong Kong and Macau). Corresponding changes should be made throughout the prospectus wherever you discuss business opportunities, the political or economic landscape of specific geographic regions, and other appropriate sections.

Response: The prospectus included in the Amended S-1 has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso Partner